Exhibit 4.1.3
October 3, 2022
JPMorgan Chase Bank, N.A.
383 Madison Avenue, Floor 11
New York, New York 10179
Attention: Gregory Levendis, Depositary Receipts Group
Email: gregory.a.levendis@jpmorgan.com
Dear Mr. Levendis:
We refer to: (i) paragraph (17) of the form of ADR set forth in Exhibit A to the Deposit Agreement dated as of December 23, 2014 (the “Deposit Agreement”) among INDIVIOR PLC and its successors (the “Company”), JPMORGAN CHASE BANK, N.A., as depositary thereunder (the “Depositary”), and all holders from time to time of American Depositary Receipts issued thereunder (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing deposited Shares; and (ii) that Letter Agreement dated as of August 4, 2022 between the Company and the Depositary (the “Letter Agreement”). Unless otherwise defined herein, all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Deposit Agreement.
We hereby advise you that, at the most recently held general meeting of shareholders of the Company our shareholders approved resolutions adopting new articles of association and approving a consolidation of the Company’s share capital (the “Consolidation”) in order to facilitate the additional listing of the Company’s ordinary shares (the “Shares”) directly on a securities exchange that has registered with the U.S. Securities and Exchange Commission under Section 6 of the Securities Exchange Act of 1934, as amended (the “U.S. Listing”). We further advise you that the Consolidation will become effective on October 10, 2022.
In connection with the U.S. Listing, and in accordance with the provisions of said paragraph (17), the Company hereby notifies the Depositary that it is terminating the Deposit Agreement effective on the earlier to occur of the effective date of the U.S. Listing (the “Listing Effective Date”) and nine months after the date on which you first mail a notice of termination to Holders (the “Notice of Termination” with the effective date of termination being the “Termination Date”). Simultaneous with providing such Notice of Termination to Holders, and included as a part thereof, we hereby instruct that you notify Holders that:
(i)    effective on the close of business on the date immediately preceding the effectiveness of the Consolidation, the number of Shares represented by each ADS be amended from each ADS representing five Shares to each ADS representing one Share,
(ii)    the third sentence of paragraph (17) of the form of ADR, and all outstanding ADRs, is replaced in its entirety with the following: “To the extent the Company does not effect a listing of its Shares directly on a securities exchange registered under Section 6 of the Securities Exchange Act of 1934 from the date Notice of Termination is first mailed to Holders, as soon as practicable following the first business day after such nine month period the Depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit

Indivior PLC
234 Bath Road
Slough, Berkshire SL1 4EE
United Kingdom

Registered in England & Wales, No. 9237894. Registered office at 234 Bath Road, Slough, Berkshire SL1 4EE	indivior.com

Agreement, without liability for interest, in trust for the pro rata benefit of the Holders of ADRs not theretofore surrendered”;
(iii)    the Company has instructed the Depositary that, as long as the Listing Effective Date occurs prior to nine (9) months from the date on which such Notice of Termination is mailed to Holders, with effect from close of business on such Termination Date, the Depositary will cancel each and every outstanding ADS, including ADSs held through The Depository Trust Company’s settlement system;
(iv)    the Company has made arrangements pursuant to which Computershare Trust Company N.A., as the Company’s transfer agent for the Shares, will deliver Shares directly to Holders entitled thereto, following the cancellation of the ADSs representing the Shares; and
(v)    to the extent the Listing Effective Date does not occur within nine (9) months from the date on which the Notice of Termination is mailed to Holders, the Depositary will act in the manner provided in, and subject to the provisions of, paragraph (17) of the form of ADR (as amended in accordance with clause (ii) above) and endeavor to sell the Deposited Securities for the benefit of remaining Holders.
In accordance with paragraph (16) of the form of ADR, the amendment set forth in clause (ii) above shall become effective thirty (30) days after the date on which you first notify Holders thereof.
We understand that, after the Termination Date, the Depositary and its agents will perform no further acts under the Deposit Agreement or the ADRs, other than to comply with the provisions of the Letter Agreement related thereto, and that as of the Termination Date, save for any obligation that is expressly provided in the Deposit Agreement to survive the termination thereof, the Depositary shall be discharged from all other obligations in respect of the Deposit Agreement and the ADRs.

Yours sincerely,

INDIVIOR PLC

By:	/s/ Kathryn Hudson
Name:	Kathryn Hudson
Title:	Company Secretary

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